Exhibit 12.1
Ratio of Earnings to Fixed Charges
(In thousands, except Ratio of Earnings to Fixed Charges)

Successor
Six Months
Ended June 30,
2017
Earnings (Loss)
Loss before provision for income taxes and minority interest	$ (68,285)
Fixed charges	38,286
Minority interest in pre-tax income of subsidiaries with no fixed charges	0
Loss as adjusted	$ (29,999)

Fixed Charges
Interest expense	$ 37,922
Portion of rental expense representative of the interest factor	364
Total fixed charges	$ 38,286

Ratio of earnings to fixed charges (a)	-

(a) For the six months ended June 30, 2017 earnings were not sufficient to cover fixed charges by approximately $68.3 million.